Exhibit 2.02

PLAN OF MERGER

(Pursuant to Nevada Revised Statutes Section 92A.180)

1.

The names of the parent and subsidiary are:

Parent: Tanaris Power Holdings, Inc.

Subsidiary: Hammer Fiber Optics Holdings Corp.

2.

The Parent owns 100% of the outstanding capital stock of the subsidiary.

3.

The Parent shall be the surviving corporation of the merger.

4.

The manner and basis of converting the owner’s interests of the disappearing entity into the owner’s interests, obligations or other securities of the surviving or any other entity or into cash or other property in whole or in part is as follows:  On the effective date of the merger, each outstanding 1,000 shares of common stock of the parent and each 1,000 outstanding shares of common stock of the subsidiary shall be converted into 1 share of common stock of the parent. The surviving entity shall not be required to issue fractional shares, but shall round up to the nearest whole number of shares.

5.

The directors and officers of the surviving corporation shall be the following, who shall each serve until their respective successors are duly qualified:

Directors: Michael Cothill

President and CEO:  Michael Cothill

Treasurer and CFO:  Michael Cothill

Secretary: Michael Cothill

6.

The parent shall mail a copy or summary of this plan of merger to each owner of the subsidiary who does not waive the mailing requirement in writing.

7.

Upon the effectiveness of the merger, the surviving entity shall adopt the corporate name of the subsidiary.

8.

The Merger shall be effective upon filing of Articles of Merger with the Nevada Secretary of State.

TANARIS POWER HOLDINGS, INC.

HAMMER FIBER OPTICS HOLDINGS CORP.

By /s/ Michael Cothill

By /s/ Michael Cothill

Michael Cothill, President

Michael Cothill, President

Date: April 13, 2016

Date: April 13, 2016